EXHIBIT 99.1

News Release

TELUS announces preliminary fourth quarter and full year 2020 results of TELUS International

January 25, 2021

Vancouver, B.C. – TELUS Corporation (TSX: T; NYSE: TU) announced today that its subsidiary, TELUS International (Cda) Inc. (TELUS International), has disclosed its preliminary and unaudited estimates of selected results for the three months and full year ended December 31, 2020. TELUS International has disclosed these preliminary results in connection with its previously announced initial public offering. The preliminary results are presented below.

The following information reflects preliminary estimates with respect to such results based on currently available information, is not a comprehensive statement of TELUS International’s financial results and is subject to completion of its financial closing procedures.

TELUS International’s financial closing procedures are not yet complete and, as a result, its actual results may change as a result of such financial closing procedures, final adjustments, management’s review of results, and other developments that may arise between now and the time the financial results are finalized, and results could be outside of the ranges set forth below. These estimates should not be viewed as a substitute for TELUS International’s consolidated financial statements prepared in accordance with IFRS which will be available at a later date.

Selected Financial Information (US $ millions):

	Three Months Ended December 31			Full Year Ended December 31
	2020 Estimated Range		2019 Actual	2020 Estimated Range		2019 Actual
Revenues arising from contracts with customers	$430	$445	$272.5	$1,569	$1,584	$1,019.6
Net Income	$13	$20	$27.3	$95	$102	$69.0
TI Adjusted EBITDA[1]	$122	$130	$63.7	$384	$392	$225.6

(1) TELUS International Adjusted EBITDA is a non-GAAP financial measure. The most comparable GAAP measure is net income and a reconciliation to net income is presented below.

	Three Months Ended December 31			Full Year Ended December 31
	2020 Estimated Range		2019 Actual	2020 Estimated Range		2019 Actual
Net Income	$20	$13	$27.3	$102	$95	$69.0
Add back (deduct):
Changes in business combination related provisions	—	—	(12.1)	(73)	(73)	(14.6)
Interest expense	10	12	8.3	44	46	36.3
Foreign exchange	(3)	(6)	(0.3)	(1)	(4)	(2.6)
Income taxes	11	18	7.7	46	53	26.0
Depreciation and amortization	49	50	24.7	181	182	92.2
Share-based compensation expense	11	17	6.0	28	34	13.2
Restructuring and other costs	24	26	2.1	57	59	6.1
TI Adjusted EBITDA	$122	$130	$63.7	$384	$392	$225.6

About TELUS

TELUS (TSX: T, NYSE: TU) is a dynamic, world-leading communications and information technology company with $15.3 billion in annual revenue and 15.7 million customer connections spanning wireless, data, IP, voice, television, entertainment, video and security. We leverage our global-leading technology to enable remarkable human outcomes. Our longstanding commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty. TELUS Health is Canada's largest healthcare IT provider. TELUS International is a leading digital customer experience innovator that designs, builds and delivers next-generation solutions for global and disruptive brands. Their services support the full lifecycle of their clients’ digital transformation journeys and enable clients to more quickly embrace next-generation digital technologies to deliver better business outcomes.

Driven by our passionate social purpose to connect all Canadians for good, our deeply meaningful and enduring philosophy to give where we live has inspired our team members and retirees to contribute more than $700 million and 1.3 million days of service since 2000. This unprecedented generosity and unparalleled volunteerism have made TELUS the most giving company in the world.

For more information about TELUS, please visit telus.com, follow us @TELUSNews on Twitter and @Darren_Entwistle on Instagram.

Investor Relations

Ian McMillan

(604) 695-4539

ir@telus.com

Media Relations

Steve Beisswanger

(514) 865-2787

Steve.Beisswanger@telus.com

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